SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NutraMax Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67061A300

(CUSIP Number)

Steven L. Gevirtz
Katana Capital Advisors LLC
Katana Fund LLC
(formerly known as Peritus Capital Partners LLC)

1859 San Leandro Lane
Santa Barbara, CA 93108

805-565-2232

Timothy J. Gramatovich
Peritus Capital Partners LLC

315 East Canon Perdido
Santa Barbara, CA 93101

805-882-9169

Steven L. Gevirtz
Katana Capital Advisors LLC

1859 San Leandro Lane
Santa Barbara, CA 93108

805-565-2232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2000

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1

SCHEDULE 13D/A

CUSIP NO. 67061A300

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Fund LLC, formerly known as Peritus Capital Partners, LLC I.D. # 77-0493842

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-765,200

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-765,200

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

765,200

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14 TYPE OF REPORTING PERSON

OO

Schedule 13D/A

CUSIP NO. 67061A300

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peritus Asset Management, Inc. I.D. # 94-3174137

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-370,990

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-370,990

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

370,990

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14 TYPE OF REPORTING PERSON

IA

SCHEDULE 13D/A

CUSIP NO. 67061A300

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Capital Advisors, LLC I.D. # 77-0538075

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-765,200

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-765,200

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

765,200

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14 TYPE OF REPORTING PERSON

IA

This Statement, which is being filed by Katana Capital Advisors LLC, Katana Fund LLC (formerly known as Peritus Capital Partners LLC) and Peritus Asset Management, Inc. constitutes Amendment Number Two to the Schedule 13D originally filed with the Securities and Exchange Commission on October 18, 1999 (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of NutraMax Products, Inc., a Delaware Corporation (the "Company").

Item 2. Identity and Background

Effective July 1, 2000, Peritus Capital Partners, LLC has changed its name to Katana Fund LLC, and its address changed to 1859 San Leandro Lane, Santa Barbara, CA 93108.

Also effective July 1, 2000, Peritus Asset Management, Inc. resigned as the manager of Katana Fund LLC. Katana Capital Advisors, LLC, a California limited liability company whose business address is 1859 San Leandro Lane, Santa Barbara, CA 93108 and who is principally occupied as an investment advisor, became the new manager of Katana Fund LLC.

Item 4. Purpose of Transaction

On June 30, 2000, Peritus Capital Partners, LLC (now Katana Fund, LLC) loaned $8,100,000 to the Company in fulfillment of its letter agreement, dated May 1, 2000, with the Company, Fleet National Bank, National Bank of Canada, The Sumitomo Bank, Limited, Senior Debt Portfolio, Cape Ann Investors, L.L.C. and Mr. Bernard Korman (the Letter Agreement) and, a commitment letter agreement, dated May 1, 2000, with the Company and each of its subsidiaries (the Commitment Letter). A copy of the Letter Agreement is attached as Exhibit 2 to Amendment #1 to the Schedule 13D filed by Peritus Capital Partners, LLC on May 5, 2000 and a copy of the Commitment Letter is attached as Exhibit 3 to Amendment #1 to the Schedule 13D filed by Peritus Capital Partners, LLC on May 5, 2000. The $8,100,000 represents the Reporting Persons principal contribution to the Junior Subsequent Debtor-In-Possession Credit Agreement. These transactions are described further in the Amendment #1 to the Schedule 13D filed by Peritus Capital Partners, LLC on May 5, 2000

Item 5.Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

As of June 30, 2000, the date of the first event that requires the filing of this Amendment to Schedule 13D (the funding by Peritus Capital Partners, LLC of its part of the Junior Subsequent Debtor-In-Possession Credit Agreement), Peritus Capital Partners, LLC, beneficially owned 765,200 shares of the class of securities identified pursuant to Item 1, representing 10.7% of the total outstanding shares of the class. As of that date, June 30, 2000, Peritus Asset Management, Inc. beneficially owned 1,166,690 shares of the class of securities identified pursuant to Item 1(representing the shares beneficially owned by Peritus Capital Partners, LLC and shares managed for other clients of Peritus Asset Management, Inc.), representing 16.3% of the total outstanding shares of the class.

As of July 1, 2000, the date of the second event which requires the filing of this Amendment to Schedule 13D (the transfer of management and change of name of Peritus Capital Partners, LLC), upon and as a result of, the transfer of management of Katana Fund LLC (formerly Peritus Capital Partners, LLC) from Peritus Asset Management, Inc. to Katana Capital Advisors, LLC, Katana Capital Advisors, LLC became the beneficial owner of 765,200 shares, representing 10.7% of the total outstanding shares of the class of securities identified pursuant to Item 1.

Effective July 1, 2000, Peritus Asset Management, Inc. ceased to be the beneficial owner of shares owned by Katana Fund LLC (formerly PCP) and, as a result, beneficially owned 370,990 shares, representing 5.2% of the total outstanding shares of the class of securities identified pursuant to Item 1. Peritus Asset Management, Inc. will no longer be a member of the group covered by this Schedule 13D and will file separately.

The stated percentages are based on 7,156,266 shares of the Common Stock of the Company outstanding as of April 29, 1999, as reported in the Company's quarterly report on Form 10-Q filed May 18, 1999.

The following reportable transactions also occurred in the sixty days preceding this filing:

Trade Blotter

DATE            BUYER/SELLER   NUMBER OF SHARES  PRICE PER      TYPE OF
                                                 SHARE          TRANSACTION

5/11/2000       PCP,LLC           9,500          $0.625          OM
5/16/2000       PCP,LLC          22,500          $0.625          *
5/17/2000       PCP,LLC           8,000          $0.40           *

Note: OM= Open Market Transaction
*=Transfer from an investment account managed by Peritus Asset Management, Inc. to Peritus Capital Partners, LLC (now Katana Fund,
LLC).

2

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: July 10, 2000

KATANA FUND LLC, formerly known as PERITUS CAPITAL PARTNERS, LLC

By: Katana Capital Advisors, LLC, Manager

By: /s/ _______________________________________________

Steven L. Gevirtz, President

PERITUS ASSET MANAGEMENT, INC.

By: /s/ ______________________________________________

Timothy J. Gramatovich, President

KATANA CAPITAL ADVISORS, LLC

By: /s/ ______________________________________________

Steven L. Gevirtz, President

EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

 1         Joint Filing Agreement, dated October 18, 1999,
           among the Reporting Persons.**

 2         Letter Agreement dated May 1, 2000, among the Issuer,
           Fleet National Bank, National Bank of Canada, The
           Sumitomo Bank, Limited, Senior Debt Portfolio, Cape Ann
           Investors, L.L.C., Peritus and Mr. Korman.***

 3         Commitment Letter Agreement, dated May 1, 2000
           between NutraMax and Cape Ann Investors, L.L.C., Peritus
           and Mr. Korman.***

 4         Joint Filing Agreement, dated July 10, 2000.

**         Previously filed with Schedule 13D, dated October 18, 1999.
***        Previously filed with Schedule 13D/A, dated May 5, 2000.
________